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SECURI 05039561 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- ~~25338~~ 65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyway Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Ashley Drive, Suite 1210
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan L. Crino 813 318-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650 (Address) Tampa, Florida (City) (State) 33602 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22/05 S-S

OATH OR AFFIRMATION

I, Bryan L Crino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Advisors LLC, as of December 31, 20 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura S. LeJeune
MY COMMISSION # DD212025 EXPIRES
June 22, 2007
BONDED THRU TROY FAIN INSURANCE, INC

Signature

Bryan L. Crino, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Skyway Advisors, LLC

Year Ended December 31, 2004
Independent Auditors' Report

Skyway Advisors, LLC

Financial Statements

Year Ended December 31, 2004

Contents

Independent Auditors' Report on Financial Statements 1

Financial Statements:

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Members' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-8

Supplementary Information:

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 10
Schedule V - Reconciliation of Material Differences 11
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 12-13

Independent Auditors' Report

The Board of Directors
Skyway Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Skyway Advisors, LLC as of December 31, 2004 and the related statements of operations, changes in members' equity, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyway Advisors, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
January 24, 2005

Skyway Advisors, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 81,173
Accounts receivable	63,614
Furniture and equipment, net of accumulated depreciation	20,581
Other assets	4,306
	$ 169,674
Liabilities and Members' Equity	
Accounts payable, trade	$ 328
Members' equity	169,346
	$ 169,674

The accompanying notes are an integral part of these financial statements.

Skyway Advisors, LLC

Statement of Operations

Year Ended December 31, 2004

Revenues from investment banking activities:	
Success fees	$ 320,000
Retainers	99,994
Other	1,948
	421,942
Expenses:	
Consulting fees	40,738
Licenses and permits	2,285
Travel and marketing	22,502
Occupancy and equipment	30,967
Telephone and internet	12,752
Other	18,983
	128,227
Net income	$ 293,715

The accompanying notes are an integral part of these financial statements.

Skyway Advisors, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2004

Balance, December 31, 2003	$	80,631
Net income		293,715
Distributions to members		(205,000)
Balance, December 31, 2004	$	169,346

The accompanying notes are an integral part of these financial statements.

Skyway Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities	
Net income	$ 293,715
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,026
(Increase) decrease in:	
Accounts receivable	(58,050)
Other assets	2,153
Increase in accounts payable, trade	179
Total adjustments	(44,692)
Net cash provided by operating activities	249,023
Investing activities	
Acquisition of furniture and equipment	(14,506)
Financing activities	
Distributions to members	(205,000)
Net increase in cash	29,517
Cash, beginning of year	51,656
Cash, end of year	$ 81,173

The accompanying notes are an integral part of these financial statements.

1. Background Information

Skyway Advisors, LLC was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC (the "Company") in 2003. During April 2003, the Company registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company was formed to provide several classes of services including investment banking, private equity, debt financing, and financial advisory services. The principal market in which the Company operates in numerous selected states across the country. The corporate headquarters is located in Tampa, Florida.

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and to reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking revenues consist of fees earned from providing mergers and acquisitions, financial restructuring, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Retainer fees are recognized on a pro rata basis over the initial term of the agreement. Consulting fees are recognized as the services are provided.

Accounts receivable consist primarily of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2004.

2. Significant Accounting Policies (continued)

Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. For income tax purposes, the Company uses accelerated methods of depreciation for certain matters. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

The Company is treated as a partnership for income tax purposes. As a result, the members will report the entire taxable income on their individual income tax returns. Therefore, no provision for income taxes has been made to these financial statements.

3. Furniture and Equipment

Furniture and equipment consist of:

Furniture	$ 13,096
Telephone equipment	5,188
Computer hardware	18,084
Computer software	1,273
	37,641
Less accumulated depreciation	17,060
	$ 20,581

4. Commitments

The following is a schedule by year of the future minimum rental payments required under operating leases that have an initial or remaining noncancelable lease term in excess of one year as of December 31, 2004:

Year Ending December 31,	
2005	$ 24,144
2006	24,144
	$ 48,288

Rent expense amounted to approximately $24,000 for the year ended December 31, 2004.

5. Economic Dependency - Major Customers

For the year ended December 31, 2004, investment banking and other revenues from four customers amounted to $345,000, or 82 percent of total revenues for the year ended December 31, 2004. Included in accounts receivable at December 31, 2004 is $61,168 due from these customers, which represents 96 percent of total accounts receivable at December 31, 2004.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $80,845, which was $75,845 in excess of its required net capital of $5,000. The Company's net capital ratio was 0-to-1.

Supplementary Information

Skyway Advisors, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Schedule I

Net capital		
Total members' equity		$ 169,346
Total capital and allowable borrowings		169,346
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 63,614	
Furniture and equipment, net of accumulated depreciation	20,581	
Other assets	4,306	88,501
Net capital before haircuts on security positions		80,845
Haircuts on security positions		-
Net capital		$ 80,845
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, trade		$ 328
Computation of basic net capital requirement		
Minimal net capital required (based on aggregate indebtedness)		$ 328
Minimal net capital required of reporting broker or dealer		$ 5,000
Net capital required (greater of above)		$ 5,000
Excess capital		$ 75,845
Ratio: Aggregated indebtedness to net capital		0.00 to 1.00

No material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

Skyway Advisors, LLC

Reconciliation of Material Differences

December 31, 2004

Schedule V

In accordance with Rule 17a-5(d)(4), there are no material differences and, therefore, there are no material differences to reconcile.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Skyway Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Skyway Advisors, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Reconciliation of differences required by SEC Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Pender Newkirk & Company · Certified Public Accountants
100 South Ashley Drive · Suite 1650 · Tampa, Florida 33602 · (813) 229-2321 · Fax (813) 229-2359 · Web Site: www.pnccpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
January 24, 2005